Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of SilverCrest Metals Inc. of our report dated March 23, 2022, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-238704) of SilverCrest Metals Inc. of our report dated March 23, 2022 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2022